UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2003 and Ending December 31, 2003

TO THE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

OF

AEP INVESTMENTS, INC.

(Exact Name of Reporting Company)

A Subsidiary Service Company

(“Mutual” or “Subsidiary”)

This report on form U-13-60 has been filed confidentially with the United States Securities and Exchange Commission.